FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May 2016
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights and Capital changes dated 29 April 2016
Exhibit No. 2	Director/PDMR Shareholding dated 11 May 2016

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital changes - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 29 April 2016:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29 April 2016
Ordinary shares of £1	11,698,793,292	4	46,795,173,168
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,699,693,292		46,798,773,168

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

The Royal Bank of Scotland Group plc
11 May 2016

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH DTR3.1.2R AND DTR 3.1.4R

1.	The Royal Bank of Scotland Group plc (the "Company") announces that ordinary shares of £1 each in the Company ("Shares") were delivered to the PDMRs on 11 May 2016, as set out below.

The Shares delivered represent payment of a fixed share allowance for the six month period ended 30 June 2016.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Elaine Arden	66,459	31,236	35,223
Mark Bailie	184,929	86,917	98,012
Chris Marks	184,929	86,917	98,012
Leslie Matheson	132,918	62,472	70,446
Ross McEwan	231,161	108,646	122,515
Simon McNamara	144,476	67,904	76,572
Jonathan Pain	69,349	32,595	36,754
Alison Rose	150,255	70,620	79,635
David Stephen	156,034	73,336	82,698
Ewen Stevenson	184,929	86,917	98,012
David Wheldon	52,012	24,446	27,566

The market price used to determine the number of Shares delivered was £2.163. Shares retained after payment of associated tax liabilities are held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a five year period.

In February 2016, Mr McEwan confirmed that he intended to transfer half of his 2016 fixed share allowance to charity.  In light of this commitment, he will transfer half of his retained shares to charity when they are released over the course of the five year period.

2.
The Company also announces that on 10 May 2016 Mr McEwan transferred 15,350 Shares to charity for nil consideration.  The transfer is in line with the commitment Mr McEwan made in February 2015 not to benefit from his 2015 fixed share allowance.  Following the transfer to charity, Mr McEwan has relinquished all legal and beneficial rights to the Shares.

For further information contact:-
RBS Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Date: 31 May 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary